Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

CPG JPMorgan Alternative Strategies Fund, LLC

June 20, 2014

Dear Investor:

We are writing to inform you of important dates related to the tender offer (the "Tender Offer") by CPG JPMorgan Alternative Strategies Fund, LLC (the "Fund").  The Tender Offer period will begin on June 20, 2014 and end on July 18, 2014, and any units of beneficial interest (the "Units") tendered to the Fund will be valued on September 30, 2014 for purposes of calculating the purchase price of such Units.

As you are aware, the Fund generally conducts Tender Offers on a quarterly basis to provide liquidity to investors of the Fund.  Each offer made during the first three calendar quarters (i.e., quarters ending March 31, June 30 and September 30) applies to up to 20% of the net assets of the Fund, and the offer made during the last calendar quarter (i.e., the quarter ending December 31) applies to a number of Units that would be sufficient to satisfy any redeeming investor's redemption request.  This quarter, however, the Fund is offering to repurchase 40% of its issued and outstanding Units.

As has been communicated over the past several quarterly letters, the Fund has been de-emphasizing investments in underlying investment funds (the "Investment Funds") managed by Highbridge Capital Management, LLC and its affiliates ("Highbridge") and by J.P. Morgan Investment Management, Inc. and its affiliates (collectively with Highbridge, "JP Morgan").  In light of the development of the Fund and its current and anticipated allocations to Investment Funds, you hereby are notified of the following changes, and are being afforded an opportunity to tender your Units to the Fund for repurchase in accordance with the procedures described in the Offer to Purchase:  (i) the Fund will no longer seek to invest fund assets in Investment Funds managed by JP Morgan; (ii) the shareholder communication and marketing support agreement with JP Morgan Funds Management, Inc. will be terminated as of August 1, 2014; and (iii) the Fund will be renamed CPG Alternative Strategies Fund, LLC.  Additionally, pursuant to Sections 8.1(a) and (d) of the Fund's Amended and Restated Limited Liability Company Agreement, dated as of July 29, 2011 (the "Agreement"), the Fund intends to amend Section 2.2 of the Agreement to change the name of the Fund to CPG Alternative Strategies Fund, LLC.

Should you wish to sell any of your Units during this Tender Offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, Gemini Fund Services, LLC ("Gemini"), either in the enclosed postage-paid envelope or by fax.  No action is required if you do not wish to sell any of your Units at this time.

All requests to tender Units must be received by Gemini, either by mail or by fax, in good order, by July 18, 2014.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by Gemini by calling the Fund at (212) 317-9200.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting Gemini to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by Gemini, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the Tender Offer, or call the Fund at (212) 317-9200.

Sincerely,

CPG JPMorgan Alternative Strategies Fund, LLC